Exhibit 12.1

Mohawk Industries, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratio Data)

	Year Ended December 31,
	2012	2013	2014	2015(3)	2016	Six Months Ended July 1, 2017
Fixed charges:
Portion of rent expense representative of interest(1)	34,566	38,825	40,226	38,888	41,701	22,345
Capitalized interest	5,009	8,157	9,202	7,091	5,955	3,622
Interest expensed	74,713	92,246	98,207	71,086	40,547	16,595

Total fixed charges (2)	$114,288	139,228	147,635	117,065	88,203	42,562

Earnings (2) :
Earnings from continuing operations before income taxes	304,492	445,571	663,891	748,861	1,241,125	613,843
Fixed charges	114,288	139,228	147,635	117,065	88,203	42,562
Amortization of capitalized interest	5,072	4,956	4,510	4,570	4,527	3,317
less:
Capitalized interest	(5,009)	(8,157)	(9,202)	(7,091)	(5,955)	(3,622)

Total earnings	$418,843	581,598	806,834	863,405	1,327,900	656,100

Ratio of earnings to fixed charges	3.6	4.1	5.4	7.3	15.0	15.3

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(2)	For the purposes of determining the ratio of earnings to fixed charges, earnings consists of the aggregate of earnings from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less total capitalized interest. Fixed charges are defined as interest expensed and capitalized plus an estimate of interest included within rental expense.
(3)	Earnings (as defined above) for the year ended December 31, 2015 reflect a $122.5 million charge related to the settlement and further defense of certain polyurethane foam litigation. Excluding this litigation-related charge, earnings for the year ended December 31, 2015 would have been $985.9 million and the ratio of earnings to fixed charges would have been 8.4x.